ACM Government Income Fund, Inc.                  Exhibit 77C
811-5207




The Annual Meeting of Shareholders of ACM Government Income Fund, Inc. was held on March 9, 1999. A description of each proposal and number of shares voted at the meeting are as follows:

1. To Elect Directors:   Shares Voted For    Voted Against/Abstain
   Class Two Directors
   (term expires 2002)
   David H. Dievler        48,525,765            1,026,407
   William H. Foulk        48,525,490            1,026,681
   Dr. James M. Hester     48,494,808            1,057,364




2. To ratify the selection     Shares      Shares Voted      Shares
   of Ernst & Young LLP as    Voted For      Against        Abstained
   the Fund's independent
   auditors for the Fund's
   fiscal year ending
   December 31, 1999.         48,940,380     175,154         436,637